UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into the registration statement on F-3 (File No. 333-288314) of Jin Medical International Ltd., a Cayman Islands exempted company (the “Company”), initially filed with the U.S. Securities and Exchange Commission on June 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXPLANATORY NOTE

On July 20, 2026, at 9:00 p.m., Beijing Time (9:00 a.m. Eastern Time), Jin Medical International Ltd. (the “Company”) held a separate meeting of the holders of its Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) (the “Class A Meeting”), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China. Immediately following the Class A Meeting, the Company held a separate meeting of the holders of its Class B ordinary shares, par value US$0.001 per share (the “Class B Ordinary Shares”) (the “Class B Meeting”), at the same location. Immediately following the Class B Meeting, the Company held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at the same location.

As of the close of business on June 26, 2026 (the “Record Date”), there were 6,827,383 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date were entitled to one (1) vote for each Class A Ordinary Share held on each matter submitted to a vote at the applicable meeting, and holders of Class B Ordinary Shares as of the Record Date were entitled to thirty (30) votes for each Class B Ordinary Share held on each matter submitted to a vote at the applicable meeting.

Class A Meeting

Holders of 5,718,118.07 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 83.75% of the issued Class A Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. All matters voted on at the Class A Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class A Meeting are as follows:

	For	Against	Abstain
Proposal 1A: By a special resolution of the holders of Class A Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).	5,712,564.29	5,441.48	112.30
Proposal 2A: By an ordinary resolution of the holders of the Class A Ordinary Shares, to approve (i) the repurchase by the Company of 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by Jolly Harmony Enterprises Limited (“Jolly Harmony”), a British Virgin Islands business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, at a purchase price per Repurchase Share equal to the lowest volume weighted average price of the Company’s Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the execution of the VIE Control Acquisition and Share Issuance Agreement (the “Repurchase”), (ii) that the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.	5,713,372.94	4,643.13	102.00
Proposal 3A: By an ordinary resolution of the holders of the Class A Ordinary Shares, to approve, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, (i) the allotment and issuance by the Company of 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony Enterprises Limited (“Jolly Harmony”) at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”), (ii) that the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid, and that the Share Issuance be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.	5,712,501.69	5,497.53	118.85

Class B Meeting

Holders of 1,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing 100% of the issued Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class B Ordinary Shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. All matters voted on at the Class B Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class B Meeting are set forth below. The numbers presented in the table represent votes cast, with each Class B Ordinary Share entitled to thirty (30) votes:

	For	Against	Abstain
Proposal 1B: By a special resolution of the holders of Class B Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).	30,000,000	0.00	0.00
Proposal 2B: By an ordinary resolution of the holders of the Class B Ordinary Shares, to approve (i) the repurchase by the Company of 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by Jolly Harmony Enterprises Limited (“Jolly Harmony”), a British Virgin Islands business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, at a purchase price per Repurchase Share equal to the lowest volume weighted average price of the Company’s Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the execution of the VIE Control Acquisition and Share Issuance Agreement (the “Repurchase”), (ii) that the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.	30,000,000	0.00	0.00
Proposal 3B: By an ordinary resolution of the holders of the Class B Ordinary Shares, to approve, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, (i) the allotment and issuance by the Company of 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony Enterprises Limited (“Jolly Harmony”) at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”), (ii) that the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid, and that the Share Issuance be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.	30,000,000	0.00	0.00

Extraordinary General Meeting

Holders of 5,718,118.07 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 83.75% of the issued Class A Ordinary Shares, 100% of the issued Class B Ordinary Shares, and 96.99% of the total voting power of the Company as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to approve that the Company’s authorized share capital be increased from US$50,000 divided into 45,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each to US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each by the creation of 14,955,000,000 class A ordinary shares of a par value of US$0.001 each (the “Share Capital Increase”).	35,711,254.69	5,556.48	1,306.90
Proposal 2: By a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, respectively, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).	35,712,402.69	5,479.23	236.15
Proposal 3: By a special resolution, subject to (i) approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and by the holders of Class B Ordinary Shares at the Class B Meeting, respectively, and (ii) approval of the Share Capital Increase and the Change of Voting Rights at the EGM, to adopt the Company’s third amended and restated memorandum and articles of association, substantially in the form attached as Annex A to this Notice (the “Restated M&A”) in substitution for and to the exclusion of the Company’s second amended and restated memorandum and articles of association adopted by a special resolution passed on 30 January 2026 and effective on 30 January 2026 to reflect the Share Capital Increase, the Change of Voting Rights and other housekeeping amendments, and to authorize any director or proper officers or registered office provider to do all other acts and things as they consider necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.	35,712,457.69	5,479.53	180.85
Proposal 4: By an ordinary resolution, to approve (i) the repurchase by the Company of 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by Jolly Harmony Enterprises Limited (“Jolly Harmony”), a British Virgin Islands business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, at a purchase price per Repurchase Share equal to the lowest volume weighted average price of the Company’s Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the execution of the VIE Control Acquisition and Share Issuance Agreement (the “Repurchase”), (ii) that the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.	35,713,108.19	4,834.03	175.85

Proposal 5: By an ordinary resolution, to approve, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, (i) the allotment and issuance by the Company of 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony Enterprises Limited (“Jolly Harmony”) at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”), (ii) that the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid, and that the Share Issuance be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) that any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.	35,712,447.69	5,479.23	191.15

Proposal 6: By an ordinary resolution, including for purposes of Nasdaq Listing Rule 5635(d) and, to the extent applicable, Nasdaq Listing Rule 5635(a), to approve that (i) the acquisition by the Company and Erhua Medical Technology (Changzhou) Co., Ltd. (“WFOE”) of contractual control over, and substantially all economic benefits of, Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”) through the VIE Agreements, together with the issuance of 64,186,456 Class A Ordinary Shares as consideration therefor at an issue price of US$1.641 per Consideration Share and the other transactions contemplated by the VIE Control Acquisition and Share Issuance Agreement, dated as of June 29, 2026 (the “Acquisition Agreement”), and the related VIE transaction documents (the “Acquisition”), be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) any director or proper officer of the Company be authorized to negotiate, finalize, execute and deliver the Acquisition Agreement and the VIE transaction documents, with such amendments, modifications or supplements as such director or proper officer may approve, provided that such amendments, modifications or supplements do not materially alter the transactions contemplated thereby, and to take such actions as may be necessary or desirable in connection therewith; (iii) subject to the satisfaction of applicable legal, regulatory, Nasdaq and transaction requirements, the issuance of 64,186,456 Class A Ordinary Shares in connection with the Acquisition be and hereby is approved; and (iv) the 64,186,456 Class A Ordinary Shares be allotted and issued pursuant to the Acquisition Agreement and the VIE transaction documents, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance of Class A Ordinary Shares in connection with the Acquisition, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

By an ordinary resolution, to approve that (i) the engagement of Goldeenridge Ventures Ltd. as financial advisor to the Company, the form, terms and provisions of the Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd. (the “Advisory Agreement”), and the entry into, execution, delivery and performance by the Company of the Advisory Agreement be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) subject to consummation of the Acquisition, the terms and conditions of the Advisory Agreement, receipt by the Company of any required acknowledgments, representation letters or other documents from Goldeenridge Ventures Ltd. and/or any person or entity designated in writing by Goldeenridge Ventures Ltd. pursuant to the Advisory Agreement, and satisfaction of all applicable legal, regulatory, Nasdaq and transfer agent requirements, the issuance and allotment by the Company of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or such designee(s), in such number and on such terms as contemplated by the Advisory Agreement, as compensation for services rendered in connection with the Acquisition, be and hereby is specifically approved; and (iii) the Class A Ordinary Shares issuable pursuant to the Advisory Agreement shall be issued in such number and to such recipient(s) as determined in accordance with the Advisory Agreement and any written designation, acknowledgment or representation letter delivered thereunder, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance and allotment, including updating the register of members and/or shareholder list of the Company, issuing share certificate(s) in respect thereof upon request, and causing any applicable restrictive legends or book-entry notations required under the Securities Act or applicable securities laws to be placed on such shares.

	35,712,941.04	4,651.18	525.85
Proposal 7: By an ordinary resolution, to approve the adjournment of the EGM to a later date or dates or sine die, if necessary or appropriate, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	35,712,941.49	4,985.93	190.65

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: July 20, 2026